State of Delaware Secretary of State Division of Corporations Delivered 10:30 AM 02/11/2016 FILED 10:30 AM 02/11/2016 SR 20160749788 - File Number 4868428

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT TO
CERTIFICATE OF TRUST

Pursuant to Title 12, Section 3810(b) of the Delaware Statutory Trust Act, the undersigned Trust executed the following Certificate of Amendment:

1.	Name of Statutory Trust: Huntington Strategy Shares

2.	The Certificate of Amendment to the Certificate of Trust is hereby amended as follows:
The name of the Trust is Strategy Shares

[set forth amendment(s)]

3.	(Please complete with either upon filing or it may be a future effective date that is within 90 days of the file date) This Certificate of Amendments shall be effective February 22, 2016.

IN WITNESS WHEREOF, the undersigned have executed this Certificate on the 10th day of February, 2016 A.D.

By:
Trustee

Name:
Type or Print